November 23, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Capital Series Trust, File Nos. 333-183155 and 811-22732

Dear Sir/Madam:

On behalf of the Recon Capital Series Trust, a registered investment company (the "Trust"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Trust and certain series of the Trust (BullMark LatAm Select Leaders ETF, Recon Capital DAX Germany ETF, Recon Capital NASDAQ 100 Covered Call ETF, and Recon Capital USA Managed Risk ETF). The primary purposes of the proxy statement are to solicit shareholder approval of (i) election of a member of the Board of Trustees and (ii) an investment advisory agreement with Recon Capital Advisors, LLC for the funds noted above.

If you have any questions, please contact Bibb L. Strench at (202) 973-2727.

Sincerely,

Parker Bridgeport

Associate

Thompson Hine LLP